Exhibit 99.1

 Tufin Appoints Raymond Brancato New Chief Revenue Officer

Announces Strong Preliminary Fourth Quarter 2020 Revenues

Final Fourth-Quarter and Full-Year 2020 Results to be Reported on February 12th, 2021

Boston, MA, January 14, 2021 ---Tufin Software (NYSE: TUFN) today announced that Raymond Brancato has been appointed Chief Revenue Officer, reporting directly to CEO and co-founder Ruvi Kitov. In his new role, Mr. Brancato will be responsible for building on the company’s momentum by leading Tufin’s sales efforts across all products globally. Tufin’s current SVP of Global Sales, Kevin Maloney, will assist with the transition through the end of March after a tenure of five and a half years, during which time revenues tripled to over $100 million.

The company also provided a selected financial update for the fourth quarter of 2020. Preliminary total revenue for the three months ended December 31, 2020 is expected to be in the range of $30.5 million to $31.1 million, exceeding the high-end of the guidance provided on November 12, 2020, which anticipated total fourth quarter revenue in the range of $24.0 million to $29.0 million.

Tufin CEO and co-founder Ruvi Kitov said, “Ray joins Tufin in this critical role at an exciting time for our company. The need for network security policy management has never been greater, and the market opportunity for the Tufin Orchestration Suite is large and growing. I’m confident that Ray’s deep experience directing global sales strategy and execution in the software industry will be a strong asset as we work to scale up significantly in the coming years.”  Mr. Kitov continued, “we are very pleased to deliver revenues above expectations for the final quarter of an unprecedentedly challenging year. Our revenue in the fourth quarter continued to be driven by the accelerating trends of automation and the shift towards Zero-Trust.”

“At a time when the global pandemic has intensified and accelerated security risk at an incredible pace, Tufin offers a way for organizations to adapt quickly and stay ahead of these challenges to ensure the security of their rapidly changing infrastructure and availability of their business services,” said Ray Brancato. “Already a global leader in network security policy automation, Tufin is well positioned to expand its impressive customer base, and I look forward to working with all the great people that have fueled the company’s growth to take the business to the next level.”

Mr. Brancato brings to Tufin an accomplished 27-year sales management track record of delivering revenue growth, implementing strong sales strategies across global organizations, and successfully executing go-to-market transformation in software companies. He joins Tufin from AnyVision, a fast-growing private artificial intelligence company with a subscription-based revenue model, where he was Chief Revenue Officer. Prior to AnyVision, he held senior sales leadership positions over the course of 10 years with CA Technologies, where he focused on maximizing revenue growth across multiple channels and was successful in leading sales transformation to build high-performing cross-functional global teams.  His experience spans various licensing models including perpetual on-premise, SaaS and subscription. He has a Bachelor’s degree in Finance and Management Science from the University of South Carolina.

“I also would like to thank Kevin Maloney for his great contributions to Tufin in leading our sales organization to new heights during an important phase of our growth leading up to our IPO, and most recently leading sales through the challenging environment of the last 12 months,” said Kitov.

The company plans to report its final financial results for the fourth quarter and full-year 2020 prior to the market open on February 12, 2021. The company will host a video webcast at 8:00 a.m. Eastern Time on February 12, 2021 to discuss those results and provide a comprehensive discussion of its business and product strategy for 2021 and going forward.  The live video webcast will be accessible from the “Investors” section of the Tufin website at investors.tufin.com. A replay will be available three hours after the conclusion of the webcast.  A press release will be accessible from the Tufin website prior to the commencement of the webcast.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Find out more at: www.tufin.com

Follow Tufin on Twitter: @TufinTech

Read more on Tufin’s blog: Suite Talk

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2020. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.